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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Collins & Aikman Corporation
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   194830 10 5
                                 --------------
                                 (CUSIP Number)


                                Donald L. Shulman
                             Goulston & Storrs P.C.
                               400 Atlantic Avenue
                                Boston, MA 02110
                                 (617) 482-1776
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               September 21, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 8 Pages)

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CUSIP No. 194830 10 5               13D                    Page 2 of 8 Pages
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   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Elkin B. McCallum

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   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [ ]
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   3.     SEC USE ONLY

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   4.     SOURCE OF FUNDS*
                   SC
                   AF

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   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
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   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States

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                   7.    SOLE VOTING POWER
                              12,760,000
    NUMBER OF     --------------------------------------------------------------
      SHARES       8.    SHARED VOTING POWER
   BENEFICIALLY               99,000
     OWNED BY     --------------------------------------------------------------
      EACH         9.    SOLE DISPOSITIVE POWER
   REPORTING                  12,760,000
     PERSON       --------------------------------------------------------------
      WITH         10.   SHARED DISPOSITIVE POWER
                              99,000

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  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              12,859,000

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  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [ ]

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  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              10.9

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  14.     TYPE OF REPORTING PERSON*
                   IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 194830 10 5               13D                    Page 3 of 8 Pages
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Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5755 New King Court, Troy, Michigan 48090.

Item 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by Elkin B. McCallum. Mr. McCallum's business address is 100 Vesper Executive Park, Tyngsboro, Massachusetts 01879. Mr. McCallum is Chairman of the Board of Directors of Joan Fabrics Corporation.

          During the five years prior to the date hereof, Mr. McCallum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. McCallum been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding Mr. McCallum was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. McCallum is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. McCallum's acquisition of 12,760,000 shares of Common Stock of the Company is a result of the merger of JAII Acquisition Co., a Delaware corporation, and a wholly owned subsidiary of the Company, into Joan Automotive Industries, Inc. ("JAI"), a Delaware Corporation and a wholly owned subsidiary of Joan Fabrics Corporation (the "Merger"). Upon completion of the Merger, JAI became a wholly owned subsidiary of the Company.

          Prior to the Merger, JAI was a wholly owned subsidiary of Joan Fabrics Corporation and Joan Fabrics Corporation was and continues to be a wholly owned subsidiary of JFC Holdings Trust, a Massachusetts Business Trust (the "Trust"). Mr. McCallum is the sole trustee and the beneficial owner of seventy five percent (75%) of the beneficial interest of the Trust.


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CUSIP No. 194830 10 5               13D                    Page 4 of 8 Pages
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Item 4.   PURPOSE OF THE TRANSACTION.

          Elkin McCallum, Joan Fabrics Corporation and JAI. (collectively, the "Sellers") entered into an Agreement and Plan of Merger dated as of August 17, 2001, as amended by the First Amendment to the Agreement and Plan of Merger dated September 21, 2001 (attached hereto as Exhibits 1 and 2 respectively) with the Company, Collins & Aikman Products Co. and JAII Acquisition Co. pursuant to which JAII Acquisition Co. was merged into JAI, resulting in the acquisition by the Company of JAI. In consideration for the JAI stock, the Company assumed (and subsequent to the Merger repaid) $55,000,000 of Joan Fabrics Corporation's outstanding debt and, in connection with the Merger, converted Joan Fabrics Corporation's outstanding shares of JAI stock into 12,760,000 shares of Common Stock. Mr. McCallum consummated the acquisition of the Company Common Stock in order to effect the merger of JAII Acquisition Co. into JAI and to further his investment in fabric manufacturing companies.

          Pursuant to the terms of the Stockholders Agreement, a copy of which is attached hereto as Exhibit 3, Mr. McCallum shall be appointed to the Board of Directors of the Company and, as a director of the Company, plans to be involved in future decisions regarding the operation and direction of the Company.

          Mr. McCallum has no plans to purchase additional securities of the Company or to sell any securities of the Company. Mr. McCallum intends to review from time to time both the Company's and his own business affairs and financial position. Based on such evaluation and review, Mr. McCallum may consider from time to time various strategic alternatives such as the acquisition or disposition of Common Stock or any other matters set forth in paragraphs (a) - (j) of Item 4 of the Instructions to Schedule 13D.

          Except as set forth above, the reporting person has no plans or proposals with respect to the matters set forth in paragraphs (a) -
          (j) of Item 4 of the Instructions to Schedule 13D.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number of shares of Common Stock beneficially owned by Mr. McCallum is 12,859,000. This number includes the following securities: 12,760,000 shares of Commons Stock owned by Joan Fabrics Corporation, 75,000 shares of Common Stock owned directly by Mr. McCallum and his wife Donna McCallum and 24,000 shares of Common Stock owned by The McCallum Family Foundation of which Mr. McCallum acts as one of three Trustees. For purposes of Section 13, Mr. McCallum beneficially owns 10.9% of the Company. This percentage is based upon 117,882,130 shares of outstanding Common Stock.

               (b) Mr. McCallum has the sole power to vote or direct the vote

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CUSIP No. 194830 10 5               13D                    Page 5 of 8 Pages
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          of, and to dispose or direct the disposition of, 12,760,000 shares of
          Common Stock.1 Mr. McCallum shares the power to vote or direct the vote of, or to dispose or direct the disposition of 99,000 shares of Common Stock.

               (c) The reporting person had no transactions within the last 60 days.

               (d) Not applicable.

               (e) Not applicable.

          By virtue of the Stockholders Agreement described in Item 6 hereto, Mr. McCallum may be deemed to be a group with all of the shareholders that are a party to such agreement. Elkin McCallum disclaims any beneficial ownership of any shares of Common Stock and warrants held by other parties to the Stockholders Agreement.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the share acquisition relating to the merger of JAII Acquisition Co. into JAI, Elkin McCallum entered into a Stockholders Agreement, dated as of September 21, 2001, among the Company, Heartland Industrial Partners, L.P. ("Heartland"), Charles Becker, Michael E. McInerney, Jens Hohnel, Joan Fabrics Corporation, JFC Holdings Trust, Donna McCallum and Elkin McCallum. The following description of certain terms of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 3:

          1. Election of Directors: Each stockholder has agreed to vote his or its shares to ensure that Mr. McCallum is a member of the Board of Directors of the Company so long as the Joan Stockholders (as defined in the Stockholders Agreement) continue to hold at least twenty-five percent (25%) of the Common Stock (subject to equitable adjustments for stock splits, stock combinations and similar events) which the Joan Stockholders held on September 21, 2001.


-----------------
(1) Joan Fabrics Corporation owns 12,760,000 shares of Common Stock and the Board of Directors of Joan Fabrics Corporation will have the authority to vote such shares. As the sole trustee of the trust that owns 100% of Joan Fabrics Corporation, Mr. McCallum controls the Board of Directors and therefore has ultimate voting and investment control of the Common Stock.

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CUSIP No. 194830 10 5               13D                    Page 6 of 8 Pages
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          2.   Right of First Offer: The Stockholders Agreement provides that no
               New Stockholder (as defined in the Stockholders Agreement) may transfer any of its shares other than to (i) a Permitted Transferee (as defined in the Stockholders Agreement), (ii) pursuant to the tag-along and drag-along provisions, or (iii) pursuant to Rule 144 or an effective registration statement under the Securities Act of 1933 unless such New Stockholder shall first offer such shares to each Investor Stockholder (as defined in the Stockholders Agreement). If the Investor Stockholders decline to purchase the offered shares, then the Company shall have the right to purchase such shares. If the Company declines to purchase the offered shares, the New Stockholder may sell the offered shares to a third party pursuant to the terms of Stockholders Agreement.

          3. Tag-along and Drag-along Rights: The Stockholders Agreement grants to the Stockholders (as defined in the Stockholders Agreement), in connection with a proposed transfer of Common Stock by Heartland, the right to require the proposed transferee to purchase shares owned by the other stockholders upon the same economic terms as are being offered the Heartland. The Stockholders Agreement provides that so long as Heartland is entitled to designate directors to the Company's board, if Hearland receives a bona fide offer to purchase all or substantially all of the shares of Common Stock held by Heartland, Heartland will have the right to require the other Stockholders to sell all of their shares of Common Stock in such transaction upon the same economic terms and otherwise to vote in favor of the transactions.

          The Common Stock owned by Joan Fabrics Corporation is also subject to certain rights and restrictions in that certain Registration Rights Agreement dated July 3, 2001 (effective with respect to Joan Fabrics Corporation as of September 21, 2001) among the Company, Charles E. Becker, Michael E. McInerney, Jens Hohnel, Joan Fabrics Corporation, JFC Holdings Trust, Donna McCallum and Elkin McCallum. The following description of certain terms of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4:

          1. Demand Registration: The Registration Rights Agreement grants the Joan Stockholders (as defined in the Registration Rights Agreement) the right to request that the Company register the Registrable Securities (as defined in the Registration Rights Agreement), and the Company shall register the Registrable Securities provided, however, that the Company shall not be obligated to effect more than two such demand registrations at the request

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CUSIP No. 194830 10 5               13D                    Page 7 of 8 Pages
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               of the Joan Stockholders and the Company shall not be obligated to proceed with such demand registration at any time prior to July 1, 2003.

          2. "Piggy-Back" Registration": The Registration Rights Agreement provides that a Designated Holder (as defined in the Registration Rights Agreement) may request, and the Company shall use its reasonable best efforts to cause, a managing underwriter or underwriters to permit each Designated Holder making such a request to include such Designated Holder's Registrable Securities in an offering of Common Stock by the Company for its own account or for the account of Non-Designated Stockholders (as defined in the Registration Rights Agreement), under the same terms and conditions as the securities of the Company or the securities of such Non-Designated Stockholders, as the case may be. The Company shall not be required to include any Registrable Securities in such underwritten offering unless the Designated Holders thereof accept the terms of the underwritten offering as agreed upon between the Company, such Non-Designated Stockholders, if any, and the underwriter, and then only in such quantity as the underwriter believes will not jeopardize the success of the offering.

          3. Restrictions on Public Sale: The Registration Rights Agreement provides for certain restrictions on the sale or distribution of Registrable Securities, and the ability to request the registration of securities pursuant to the Registration Rights Agreement in the event of a public offering.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1         Agreement and Plan of Merger.

          Exhibit 2         First Amendment to Agreement and Plan of Merger

          Exhibit 3         Stockholders Agreement

          Exhibit 4         Registration Rights Agreement


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CUSIP No. 194830 10 5               13D                    Page 8 of 8 Pages
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2001



                                          /s/ Elkin McCallum
                                          ------------------------------------
                                          Elkin McCallum


     ATTENTION:     Intentional misstatements or omissions of fact constitute
                    Federal criminal violations (See 18 U.S.C. 1001).